FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2005

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

This report on Form 6-K is hereby incorporated by reference, in its entirety, in Abbey National plc’s registration statement on Form F-3 (File No. 333-13146).

Abbey interim results — on track

London, 27 July 2005

This statement provides a summary of the business and financial results for the six months to 30 June 2005. Unless otherwise stated, the statement refers to the entire Abbey National plc ("Abbey") group (comprising both Personal Financial Services and Portfolio Business Unit operations).

The statement details the 2005 six month results prepared on an International Financial Reporting Standards (IFRS) accounting basis, compared with a 2004 result on a like-for-like basis. To achieve this, the 2004 restated result includes proforma (prospective) adjustments (except for the IAS 39 impact on non-trading derivatives and hedging) as well as statutory (retrospective) impacts. Furthermore, to assist in understanding the underlying trends in the business, a view of trading (1) results is again used, which also discloses separately the one-off components of statutory IFRS restatements. Appendix 6 provides a summary of the 2004 accounting restatements.

The interim results of Grupo Santander are also released today, and Abbey's consolidated first half performance is included within its financial statements.

Key highlights:

  statutory profit before tax of £294 million (Half 1 2004: £293 million, Half 2 2004: £(362) million), with a profit attributable to ordinary shareholders of £207 million (Half 1 2004: £181 million, Half 2 2004: £(394) million);

  second quarter results ahead of the first quarter, with an increase in revenues combined with increased savings from the cost reduction programme;

  PFS trading profit before tax of £349 million compared to £355 million in the same period last year, and £242 million in the second half of 2004;

  first half PFS trading revenues were slightly higher than the second half of 2004, with increased fee income and a modest 1 basis point decline in the PFS banking and savings spread;

  the ongoing PFS cost base is £101 million lower than the second half of 2004, a reduction of 12%, with the second quarter showing a further marked step down compared to the first quarter;

  a reduction in the PFS trading cost: income ratio of 8.5%, from 72.0% in the second half of 2004 to 63.5%;

  credit quality robust, despite a modest increase in mortgage and unsecured arrears;

  reorganisation and other charges of £91 million;

  total customer loans of £94.0 billion, slightly higher than the same point last year, and retail deposits of £60.7 billion, up 6%;

  a PFS trading return on equity of 12.2% (Half 1 2004 12.3%); and

  capital ratios remaining strong (2), with a Tier 1 ratio of 9.0% and equity tier 1 ratio of 5.7% compared with 9.6% and 6.3% in December 2004 respectively, with the movement largely due to IFRS adjustments applicable from 1 January 2005.

(1) A detailed definition of 'trading' is included in Appendix 5. Statutory disclosures are provided in Appendices 1 to 4, with a reconciliation between the 'trading' and 'statutory' definitions also contained in Appendix 5.

(2) These are a preliminary view subject to finalisation of quarterly returns to Financial Services Authority.

Overview

Revenues are stabilising after successive periods of decline, and sales productivity across most products has improved in the second quarter. We have started to reverse market share trends in mortgages. Sales of bank accounts, credit cards, Abbey-branded unsecured loans and investment sales are all higher than the same period last year.

We have moved quickly to improve sales productivity, with a new sales management team and changes to roles in the branch network. Our salespeople in branches and on the telephone have been trained to sell a wider range of products, increasing the number of fully authorised sales staff in branches by 14%. In the intermediary channel we have cleared the backlog of mortgage applications we had in Q1, and introduced a 10-day commitment from application to offer.

We are ahead of our original plan on costs. Ongoing costs are £101 million lower than the second half of 2004 and we now expect to exceed the revised £150 million absolute cost reduction target for 2005. We have acted decisively to achieve this. Already 3,000 roles have been removed and this will rise to around 4,000 by the end of the year. At the same time we have started the work to re-engineer the IT platforms ahead of the introduction of Partenon.

We need to build on the momentum already established, and the early positive signs of growth in the business. Key to success will be improving service levels, reducing staff turnover and offsetting a declining contribution from our back-book of business.

"Eight months on from the acquisition, we are firmly on track. We have made excellent progress on costs, and a good start on revenues. But this is only the start — turning Abbey around will take three years and there are still many things to fix.

We have a great customer base, strong branch network and competitive products. Our people have a real desire to succeed, and I'm convinced we are capable of achieving our long-term goal of becoming the best bank on the UK high street."

Francisco Gómez-Roldán
Chief Executive

Results

Abbey statutory profit before tax of £294 million, was broadly in line with the same period last year.

Profit and loss:
				Proforma	Proforma
	Quarter 1 2005	Quarter 2 2005	6 months 30 June 2005	6 months 31 Dec 2004	6 months 30 June 2004
	£ m	£ m	£ m	£ m	£ m
Net interest income	290	301	591	589	722
Non-interest income	294	336	630	628	558
Total income	584	637	1,221	1,217	1,280

Operating expenses	(400)	(375)	(775)	(876)	(857)
Provisions	(41)	(56)	(97)	(99)	(68)
Trading PFS profit before tax	143	206	349	242	355

Adjust for:
- EV charges and rebasing	-	(16)	(16)	45	(24)
- Other intangibles	(1)	(1)	(2)	(10)	(10)
- Hedging variances	6	4	10	n/a	n/a

PFS profit before tax before reorganisation expenses	148	193	341	277	321

Adjust for:
- Reorganisation expenses	(25)	(58)	(83)	(471)	(94)
- One-off statutory IAS adj	-	-	-	(266)	(18)
- Remove proforma IAS adj	-	-	-	94	80

Statutory PFS profit before tax	123	135	258	(366)	289
Statutory PBU profit before tax	20	16	36	4	4
Abbey statutory profit before tax	143	151	294	(362)	293

Taxation expense	(42)	(45)	(87)	17	(64)
Preference dividends and MI	n/a	n/a	n/a	(49)	(48)
Net attributable profit	101	106	207	(394)	181

Results show an improving trend across most lines relative to the second half of 2004, and further improvements in terms of both revenues and costs in the second quarter of 2005 relative to first quarter.

In the second half of 2004, PFS trading revenues were boosted by £59 million of one-off items (full year £99 million), compared with c.£20 million in the first half of 2005. Underlying revenues have benefited from a stabilisation in spreads, and an improvement in fee income and business growth, consistent with the target of underlying PFS trading revenues being broadly level for the year as a whole. The cost reduction programme is having a significant impact on overall costs, and we expect to exceed the targeted £150 million reduction in PFS trading expenses in 2005.

£ m	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	Qtr 1 2005	Qtr 2 2005

PFS net interest income	344	378	305	284	290	301
PFS non-interest income	297	261	406	222	294	336

PFS net interest income of £591 million was significantly lower than the comparative period in 2004 (£722 million). This was largely due to the impact of the reduction in the average Banking and Savings spread through the course of 2004. As stated, spreads have started to stabilise in the first half of 2005 (summarised trends detailed below), with most of the remaining pressure driven by a slowing decline in back-book savings balances.

%	Half 1 2004	Half 2 2004	Half 1 2005
PFS asset spread	0.78	0.70	0.70
PFS liability spread	0.78	0.76	0.75
Total PFS spread	1.56	1.46	1.45

In addition, net interest income has been impacted by the sale of asset finance businesses in 2004, as well as lower earnings on the Group's free reserves, partly due to the payment of the special dividend in December 2004.

PFS non-interest income for the first half of 2005 of £630 million was up 13% on the first half of 2004, primarily due to higher bank account and mortgage fee income. Some of the improvement in quarter two relative to quarter one reflects the timing of one-off gains, as well as changes to fee structures in recent months.

In total, PFS trading operating income of £1,221 million was slightly ahead of the second half 2004.

£ m	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	Qtr 1 2005	Qtr 2 2005

PFS trading expenses	426	431	425	451	400	375

FTE	December 2004	March 2005	June 2005

PFS headcount	24,299	23,420	21,760

In the first half of 2005, PFS operating expenses, excluding reorganisation costs, of £775 million were 10% lower than in the same period in 2004. This reflects the benefit of the cost reduction programme spread across all business areas.

In total, 3,000 roles have been removed from the business with overall headcount reduced by more than 2,500.

£ m	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	Qtr 1 2005	Qtr 2 2005

PFS trading provisions	42	26	38	43	41	56

Note: Trading provisions in the table above exclude the £136 million release of general provisions and the £154 million provision for other liabilities made in Q4 2004.
%	December 2003	December 2004	March 2005	June 2005

NPLs as % of asset — Abbey mortgages	0.50	0.60	0.62	0.66
NPLs as % of asset — Abbey UPLs	2.69	3.26	3.36	3.17

PFS trading provisions of £97 million are up from £68 million in the equivalent period of last year. Of the increase, £6 million relates to fees not collected previously netted off non-interest income. The balance largely reflects growth in the unsecured loan asset and the maturing cahoot portfolio (the unsecured loan portfolio remains only 3% of the total Banking and Savings customer loan book). In addition, the growth in provisions reflects non-recurrence of mortgage recoveries, being partly offset by lower fraud losses across PFS.

There has been no significant change in arrears between quarter 1 and quarter 2 in 2005. Most of the increase in provisions between these periods is due to a change of assumptions following a regular review to take account of market trends. This has resulted in higher reserves and coverage ratio.

Mortgage credit quality remains strong. Average loan-to-value (LTV) on new business in Half 1 was just over 60%, lower than in the same period last year. Three-month-plus arrears have increased as expected, from 7,970 at December to 8,419, with properties in possession also up from 288 to 351. Current arrears relate to £575 million of lending, or 0.66% of the overall book, which is well below the long-run average.

Reorganisation and other charges:

Reorganisation and other charges for the period totalled £(91) million compared with £(128) million in the equivalent period in 2004. Embedded value charges and rebasing were £(16) million (2004 Half 1: £(24) million), relating largely to the difference between actual and expected investment returns. Additionally, the impact of hedge ineffectiveness in our hedging activities (i.e. the impact of IAS 39) has been a favourable £10 million.

Reorganisation expenses of £(83) million largely related to the cost reduction programme, ongoing restructuring of the business, and some regulatory change investment. We remain confident of achieving our target of reducing reorganisation expenses (excluding mandatory regulatory change costs) for the year to c. £150 million.

Portfolio Business Unit:

Profit before tax for the Portfolio Business Unit (PBU) of £36 million is significantly higher than the £4 million of the equivalent period in 2004, reflecting the more advanced stage of the exit programme, and certain profits on sale of leasing businesses in the period.

Total assets of £3.3 billion were 30% lower than December 2004.

Business flows:
	Qtr 1 2004	Qtr 2 2004	Qtr 3 2004	Qtr 4 2004	Qtr 1 2005	Qtr 2 2005

Gross mortgage lending (£ bn)	6.7	6.3	6.4	5.6	5.0	6.7
Capital repayments (£ bn)	4.6	5.2	6.0	6.1	5.6	6.0
Net mortgage lending (£ bn)	2.1	1.1	0.4	(0.5)	(0.6)	0.7
Stock (£ bn)	90.0	91.0	91.4	90.9	90.3	91.0

Market share — gross lending	9.9%	8.2%	8.0%	8.4%	8.8%	9.6%
Market share — net lending	8.8%	3.8%	1.3%	(2.3)%	(3.5%)	3.0%
Market share — stock	11.3%	11.0%	10.7%	10.4%	10.1%	9.9%

Total net deposit flows (£ bn) (1)	(1.0)	0.1	1.2	1.0	0.3	1.0

Bank account openings	95,000	89,000	101,000	93,000	95,000	96,000
Gross UPL lending (£ m)	677	431	456	575	504	467
Credit card openings	41,000	48,000	60,000	50,000	62,000	66,000

Investment sales — APE (£ m)	26	32	28	33	26	50

Protection sales — APE (£ m)	31	25	22	19	19	21

General Insurance sales	92,000	92,000	95,000	83,000	77,000	80,000

(1) Restated to exclude certain institutional balances in Abbey's offshore operations.

Main highlights include:

  gross mortgage lending of £11.7 billion, representing an improved market share estimated at 9.2% relative to the second half of 2004. Capital repayments of £11.6 billion were above natural share, in part driven by maturities of two-year incentive lending written in 2002 and early 2003. Despite the continuing high level of repayments, the improvements in gross lending have started to reverse the net lending trends, which returned to a positive £0.7 billion in the second quarter. Gross lending in the second quarter was up 34%, compared with the seasonal market uplift of 24%;

  deposit inflows of £1.3 billion, with new branch-based acquisition account inflows again offsetting back-book attrition. Overall retail deposit balances (1) of £60.7 billion, up 6% on the same period last year;

  total bank account openings were ahead of last year's performance, and credit card openings were up 44%. Abbey-branded gross unsecured lending was up 33% reflecting improved branch-based sales performance;

  investment sales were 31% ahead of the same period last year, benefiting from a strong tax year-end and the successful launches of new products in the first half, including the Guaranteed Growth Plan and Guaranteed Income Bond;

  protection and general insurance sales continue to be impacted by lower mortgage lending, although market shares in protection are improving, and second quarter sales were up 11% and 4% respectively compared with the first quarter.

Appendix 1: Statement on accounting policy changes

Abbey in line with all listed entities in the European Union ("EU"), is required to adopt International Financial Reporting Standards ("IFRS") in preparing its consolidated financial statements for the year ending 31 December 2005.

Up to 31 December 2004, the Group prepared its financial statements in accordance with UK Generally Accepted Accounting Principles ("UK GAAP"). The numbers contained in Appendix 2 to 6 have been prepared in accordance with International Financial Reporting Standards.

In accordance with the transitional arrangements contained within "IFRS 1 First time adoption of IFRS" key standards, IAS 32 "Financial Instruments: Disclosure and Presentation", IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 4 " Insurance Contracts" are required to be applied prospectively from 1 January 2005. All other standards are required to be applied retrospectively, therefore, the profit and loss account for the 6 months to 30 June 2004 and the balance sheet as at 30 June 2004 and 31 December 2004 have been restated for the effect of these standards.

Available on wwww.aboutabbey.com/home/inst_inv/inst_inv-fin_res.htm are the provisional IFRS accounting policies that are being applied by Abbey.

Appendix 2: Consolidated profit and loss account
£ m	6 months to 30 June 2005	6 months to 30 June 2004

Net interest income	570	803
Fee and commission income	337	345
Fee and commission expense	(39)	(62)
Net fee and commission income	298	283
Net trading income - banking	135	134
Operating income from life assurance	171	145
Other operating income	170	118
Total income	1,344	1,483
Administration expenses	(841)	(962)
Depreciation & amortisation	(97)	(175)
Total operating expenses	(938)	(1,137)
Impairment losses on loans and advances	(110)	(58)
Impairment recoveries/(losses) on fixed asset investments	1	6
Provisions for contingent liabilities and commitments	(3)	(1)
Profit before tax	294	293
Taxation expense	(87)	(64)
Profit after tax	207	229
Minority Interest — non equity	-	(24)
Preference shares	-	(24)
Attributable profit	207	181

Net interest income fell significantly when compared with the comparative period, down £233 million from £803 million to £570 million. This was largely due to to the impact of the reduction in interest spread during the course of 2004 combined with the reclassification of circa £48 million of interest expense on preference shares and other financial instruments into net interest income in the first six months of 2005 in accordance with the provisions of "IAS 32 Financial Instruments: Disclosure and Presentation".

Net fee and commission income increased to £298 million (June 2004: £283 million), reflecting higher bank account and mortgage fee income. This offset the impact of deferring certain fees and commissions received in the period in accordance with the effective interest rate method of recognising income as outlined by "IAS 39 Financial Instruments : Recognition and measurement" and "IAS 18 Revenue recognition".

Other operating income was £79 million higher at £476 million (June 2004: £397million), primarily due to the non-repetition of 2004 PBU losses on sale in 2005, one off gains relating to mark to market adjustments and profit share receipts in general insurance.

Operating expenses have fallen from £1,137 million for the comparable period to £938 million reflecting the benefit of the cost reduction programme.

Impairment losses and provisions were up £59 million on June 2004. This reflects increases in relation to unsecured lending growth and the maturing cahoot portfolio.

Amounts paid in respect of minority interests — non equity and preference shares are inclued in net interest income in 2005.

Appendix 3: Consolidated balance sheet
£ m	As at 30 June 2005	As at 31 December 2004	As at 30 June 2004

Cash and balances at central banks	312	613	499
Due from banks	7,221	10,148	4,642
Trading securities	15,840	25,113	28,999
Derivative financial instruments (1)	13,395	-	-
Other financial instruments at fair value through P&L	25,806	21,464	22,843
Pledged assets (1)	10,239	-	-
Loans and advances to customers	107,923	109,637	114,340
Investment securities	49	765	1,025
Investments in associated undertakings	23	25	22
Intangible assets	179	184	327
Value of in force business	1,713	1,848	1,502
Property, plant and equipment	255	246	336
Operating lease assets	2,150	2,219	2,403
Investment property	1,134	1,560	1,240
Deferred tax assets	803	358	270
Other assets	3,834	10,938	9,865
Total assets	190,877	185,118	188,313

Due to other banks	20,570	18,633	17,905
Derivative financial instruments and other trading liabilities (1)	12,857	-	-
Due to customers	73,743	78,852	76,067
Debt securities in issue	34,435	37,067	41,345
Other borrowed funds	2,134	1,234	1,284
Subordinated liabilities	6,779	5,360	5,815
Insurance and reinsurance liabilities	23,245	23,599	24,511
Other liabilities	9,018	14,016	14,322
Investment contract liabilities (1)	2,121	-	-
Other provisions	222	315	138
Current tax liabilities	283	-	-
Deferred tax liabilities	1,101	828	891
Retirement benefit obligations	1,349	1,195	902
Total liabilities	187,857	181,099	183,180

Share capital	148	473	472
Share premium account	1,857	2,164	2,115
Retained earnings	1,515	1,621	2,612
Other reserves	(624)	(531)	(369)
Total shareholders equity	2,896	3,727	4,830
Minority interests	124	292	303
Total equity	3,020	4,019	5,133
Total liabilities and equity	190,877	185,118	188,313

(1) These statutory headings relate to "IAS 39 Financial Instruments: Recognition and measurement" and "IFRS 4 Insurance Contracts" which are applied prospectively from 1 January 2005 hence no comparatives are presented.

Appendix 4: Consolidated cash flow
£ m	6 months to 30 June 2005	6 months to 30 June 2004
Net cash flow (used in) operating activities	(6,144)	(8,803)

Cash flows from / (used in) investing activities:
Disposal of subsidiaries, net of cash disposed	319	1,252
Purchase of property and equipment	(394)	(141)
Proceeds from sale of property and equipment	538	52
Purchase of securities	(164)	(476)
Proceeds from sale and redemption of securities	250	1,658
Net cash inflow from investing activities	549	2,345

Cash flows from / (used in) financing activities:
Issue of ordinary share capital	-	2
Issue of loan capital	537	-
Repayments of loan capital	(69)	(415)
Dividends paid	-	(189)
Net cash inflow from / (used in) financing activities	468	(602)

Net (decrease) in cash and cash equivalents	(5,127)	(7,060)

Cash and cash equivalents at the beginning of the year	24,129	28,926
Effects of exchange rate differences	96	27
Cash and cash equivalents at 30 June	19,098	21,893

Appendix 5: Reconciliation between statutory and trading

PFS trading profit before tax is management's preferred profit measure when assessing the performance of the PFS businesses. It is calculated by adding back reorganisation and other charges from PFS profit before tax. Reorganisation and other charges comprise embedded value charges and rebasing (including investment variances compared to assumptions, hedging variances and specific life-related non-recurring adjustments), reorganisation expenses (including cost programme implementation, costs associated with meeting regulatory change, post-acquisition expenses and certain asset write-downs), and other intangible charges.

	6 months to 30 June 2005				6 months to June 2004
	PFS trading	PBU	Non-trading	Total Abbey	Total Abbey
	£m	£m	£m	£m	£m

Net interest income	591	(21)	-	570	803
Net fee and commission income	302	(4)	-	298	283
Net trading income	893	(25)	-	868	1,086
Other operating income	328	153	(6)	475	397
Total income	1,221	128	(6)	1,343	1,483
Total operating expenses	(775)	(78)	(85)	(938)	(1,137)
Impairment losses on loans & advances	(96)	(14)	-	(110)	(58)
Impairment losses on fixed asset investments	2	-	-	2	6
Provisions for contingent liabilities and commitments	(3)	-	-	(3)	(1)
Profit before tax	349	36	(91)	294	293
Taxation expense	(106)	(14)	33	(87)	(64)
Profit after tax	243	22	(58)	207	229

Appendix 6: Impact of IFRS

In the analysis below the statutory adjustments relate to accounting changes applicable retrospectively (i.e. involving restatements), whereas proforma impacts will apply from 1 January 2005 onwards. If all IFRS standards were applied to 2004, profit before tax (PBT) would be reduced by £503 million. However, a significant element of this is not ongoing, and the impact on preference shares and life assurance tax is a reclassification. Therefore, the impact on ongoing trading results is estimated to be in the region of a reduction of 5%

Proforma impacts included are limited to components where it was practical and feasible to calculate the 2004 impact.

	6 months to June 2004			12 months to December 2004
	One-off	Ongoing	Total	One-off	Ongoing	Total
	£ m	£ m	£ m	£ m	£ m	£ m

Statutory adjustments:
Pensions	-	1	1	-	1	1
Leasing	(6)	-	(6)	(10)	(1)	(11)
Life Assurance tax adjustment (1)	-	(33)	(33)	-	(45)	(45)
Vacant property provision	2	-	2	4	-	4
Software capitalisation	(20)	-	(20)	(109)	-	(109)
Other intangible assets	-	-	-	(133)	-	(133)
Stock option expensing	-	-	-	(46)	-	(46)
Total statutory adjust.	(24)	(32)	(56)	(294)	(45)	(339)

Proforma adjustments:
Life investment products	8	-	8	-	3	3
Fees & commissions	-	(7)	(7)	(1)	(30)	(31)
Product redemption charges	(21)	(3)	(24)	(29)	(4)	(33)
De-recognition of liabilities	(6)	-	(6)	(9)	-	(9)
Preference shares (1)	-	(49)	(49)	-	(97)	(97)
Total proforma adjust.	(19)	(59)	(78)	(39)	(128)	(167)

Other minor adjustments	3	-	3	3	-	3
Total pre-tax impact of IFRS	(40)	(91)	(131)	(330)	(173)	(503)

(1) These adjustments are neutral at the net attributable profit level.

Available on www.aboutabbey.com/home/inst_inv/inst_inv-fin_res.htm are the provisional IFRS accounting policies that are being applied by Abbey.

IAS 19 — Pensions — The equity charge reflects the actuarial pension deficit being recognised on the balance sheet as required by IAS 19. The PBT impact in 2004 is not material since the increased pension charge after applying a discount rate to liabilities is offset by adding back the release of existing SSAP 24 accruals. The increase in ongoing pension costs should be substantially offset by the forecast level of full time equivalent (FTE) staff reductions.

From a regulatory perspective, the IAS equity impact will be substituted with a charge based on the amount of the pension fund deficit that the company would have to meet by way of additional payments (over-and-above "normal" annual contributions) over the next five years.

IAS 16 & 17 — Leasing - IAS 17 requires finance lease income to be recognised to give a constant rate of return on the net cash investment based on an actuarial before tax method. The 2004 PBT impact relates to the move from the actuarial after tax method of recognising finance lease income that applied under UK GAAP, resulting in a lower net book value and increase in profit on sale of leasing assets. This adjustment also reflects the depreciation of operating lease assets being recognised on a straight-line basis.

IAS 12 Life tax adjustment — The tax gross up of the embedded value results is now based upon the combined rate of tax applicable to both policyholders and shareholders at individual company level for the period concerned, as opposed to the fixed shareholder rate of 30% as applied previously.

IAS 38 — Software capitalisation — IAS 38 requires software costs to be capitalised and amortised rather than expensed immediately. The charge to the profit and loss reflects the impairment of amounts previously capitalised following the Grupo Santander acquisition.

IAS 38 — Other intangible write-down — IFRS 3 requires separately identifiable other intangibles to be reclassified as other intangible assets if requirements under IAS 38 are met, and amortised over their expected useful lives. Goodwill is no longer amortised but is capitalised and subject to annual impairment tests. The 2004 impact mainly represents the impairment charge resulting from a change in the mix of Top 20 independent financial advisors.

IFRS 2 — Stock option expensing —The treatment of share options granted to staff by subsidiaries in the shares of the parent is still being finalised by the International Financial Reporting Interpretations Committee (IFRIC). The present guidance is that a subsidiary should treat such options as "cash settled" in the subsidiary accounts, whereas in the parent accounts such options should be treated as "equity settled".

Abbey became a subsidiary of Banco Santander Central Hispano, S.A (BSCH) and part of Grupo Santander in 2004, and at that time a number of options in the shares of Abbey were rolled over into BSCH shares. Such options in line with their treatment as "cash settled shares" are fair valued at date of grant and the cost is spread through the income statement over the vesting period. In addition, at each balance sheet date the options are revalued and this movement is also taken to the income statement.

IFRS 4 - Life assurance — Under IFRS 4 contracts that are largely investment in nature (i.e. do not contain significant insurance risk) will be accounted for as financial instruments under IAS 39. Whilst the discounted value of future profits (DVFP) will no longer be recognised in respect of products classified as investment contracts, companies may recognise particular deferred acquisition costs (DAC). However, the acquisition costs that are deferrable under IAS are limited, and the DAC asset recognised will be significantly lower than DVFP reported.

There is no requirement for a statutory restatement of 2004 earnings. Instead, a proforma adjustment has been provided reflecting the positive effect of no longer recognising prior period's DVFP on investment business, partly offset by the impact of not recognising DVFP on new investment business. As shown in the table, the impact is relatively small which reflects the current view that most of the existing book does contain an element of insurance risk.

IAS 39 — Fees and commissions — Reflects the impact of origination fees receivable on loans (e.g. booking/application fees, high loan-to-value (LTV) fees, survey fees), early redemption fees receivable, and directly related incremental costs of originating loans (e.g. survey fees and introducer commissions on mortgages, and issue costs on floating rate notes (FRNs) in special purpose vehicles (SPVs) being deferred and recognised in income over the expected life of the loan on an effective yield basis. The ongoing profit and loss impact based on current projections of future business levels should be slightly lower than the 2004 proforma adjustment, though influenced by multiple factors including macroeconomic conditions, front-end fee levels and channel mix.

IAS 39 - De-recognition of liabilities — IAS 39 allows liabilities to be de-recognised only when legally extinguished. The equity adjustment represents the reinstating of certain liabilities (including unclaimed dividends and dormant account balances) to their original contractual values. This standard is not expected to have any impact on 2005 earnings relative to 2004.

IAS 32 — Preference shares — Preference shares will be classified as debt, and coupon payments reflected as interest payable rather than dividends. The profit and loss impact represents this adjustment, while the equity adjustment comprises the translation of Abbey USD preference shares to local currency based on the year-end rate, compared to UK GAAP book value of historic rate.

IAS 10 — Dividends — Under IFRS 10 dividends declared after the balance sheet date may not be included as a liability at the balance sheet date. The effect of this change is to increase shareholders' equity by the amount of any dividend declared after the balance sheet date that relates to the prior period.

Reconciliation of shareholders' funds

The key impacts on shareholder funds since transition are included in the high level explanation detailed above.

	1 January 2004	30 June 2004	31 Dec 2004	1 January 2005
	£ m	£ m	£ m	£ m
Ordinary shareholders' funds — UK GAAP	4,699	4,836	4,292	4,292

Retrospective (statutory) IFRS adjustments
Pensions	(1,101)	(902)	(1,195)	(1,195)
Leasing	(151)	(157)	(162)	(162)
Software capitalisation	108	87	(1)	(1)
Intangible assets	-	-	(133)	(133)
Vacant property provision	-	2	4	4
Stock Option expensing	-	-	(46)	(46)
Dividends	242	122	-	-
Deferred taxation	(90)	(80)	(69)	(69)
Tax effect of the above adjustments	345	291	404	404
Shareholders' funds under IFRS	4,052	4,199	3,094	3,094

Prospective (proforma) IFRS adjustments
Life investment products	-	-	-	(114)
Non equity share reclassified to debt	-	-	-	62
Non trading derivatives	-	-	-	(199)
Securities	-	-	-	52
Revenue recognition	-	-	-	(73)
De-recognition of liabilities	-	-	-	(154)
Deferred tax	-	-	-	29
Other	-	-	-	(52)
Tax effect of the above adjustments	-	-	-	123
Shareholders' funds under IFRS	4,052	4,199	3,094	2,768

Disclaimer

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. (Grupo Santander) (SAN.MC, STD.N). Grupo Santander is the 9th largest bank in the world by market capitalization and the largest in the Euro Zone. Founded in 1857, Grupo Santander has 63 million customers, 9,970 offices and a presence in over 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including the United Kingdom through Abbey and Portugal, where it is the third largest banking group. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.

Banco Santander Central Hispano, S.A. obtained a secondary listing of its ordinary shares on the London Stock Exchange on 1 July 2005 and Abbey has its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast as defined in the rules of the UK Listing Authority.

Abbey and Grupo Santander cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Contacts

Thomas Coops (Communications Director) 020 7756 5536

Israel Santos (Investor Relations) 020 7756 4181

Christina Mills (Media Relations) 020 7756 4212

For more information contact: investor@abbey.com.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 27th July 2005	By: /s/ Shaun Coles
(Authorized Signatory)